Exhibit (a)(1)(v)

CENTRAL EUROPEAN DISTRIBUTION CORPORATION LAUNCHES AMENDED

EXCHANGE OFFER WITH SUPPORT OF KEY STAKEHOLDERS

WARSAW, POLAND – March 8, 2013 – Central European Distribution Corporation (NASDAQ: CEDC) announced today that the Company and its subsidiary, CEDC Finance Corporation International, Inc. (“CEDC FinCo”), have amended their exchange offers, commenced on February 25, 2013, to reflect terms agreed to and supported by the Company, Roust Trading Ltd. (“RTL”), a major investor in the Company, and a Steering Committee of holders of approximately 30% of the outstanding principal amount of CEDC FinCo’s Senior Secured Notes due 2016 (the “2016 Steering Committee”).

Under the terms of the amended exchange offers, which expire at 11:59 PM, New York City Time, on March 22, 2013:

•

RTL will acquire 85% of the equity of CEDC in exchange for (i) $172 million in cash, the proceeds of which will be paid by CEDC to holders of the Senior Secured Notes due 2016, and (ii) the compromise of a $50 million secured credit facility previously provided by RTL to CEDC;

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Holders of the Senior Secured Notes due 2016 who tender their Notes will receive (i) the option to receive a total of $172 million in cash, from the proceeds of the RTL investment, pursuant to a “Dutch Auction” procedure (the “Cash Option”) and (ii) to the extent not accepted in the Cash Option or at the option of individual holders, their pro rata share of (a) new secured notes due 2018 in the aggregate principal amount of $450 million (the “New Secured Notes”) and (b) new convertible secured notes due 2018 in the aggregate principal amount of $200 million (the “New Convertible Notes”);

•

Holders of CEDC’s 3.00% Convertible Senior Notes due March 15, 2013 who tender their Notes, and RTL, as holder of $20 million principal amount of unsecured notes (the “Unsecured Notes”), together will receive their pro rata share of 10% of the equity in CEDC; and

•	CEDC’s existing stockholders will have their stock holdings diluted to 5% of the equity in CEDC.

The exchange offers contemplate a financial restructuring that will reduce CEDC’s and CEDC FinCo’s debt by up to approximately $635 million. The Company believes that a successful restructuring will improve its financial strength and flexibility and enable it to focus on maximizing the value of its strong brands and market position.

The restructuring is expected to have no effect on CEDC’s operations in Poland, Russia, Hungary or Ukraine, all of which will continue doing business as usual. Obligations to all employees, vendors, and providers of credit support lines in Poland, Russia, Hungary and Ukraine will be honored in the ordinary course of business without interruption. The Company believes that its subsidiaries acting in Poland, Russia, Hungary and Ukraine have sufficient cash and resources on hand to meet all such obligations.

The terms of the amended exchange offers incorporate the terms of an agreement previously reached between RTL and the 2016 Steering Committee and disclosed in the Company’s original offering documents launched on February 25, 2013. After extensive discussion with representatives of RTL and the 2016 Steering Committee and deliberation regarding CEDC’s alternatives, CEDC determined to proceed with an amended offer reflecting this agreement. Other significant, potential transaction parties have publicly expressed interest in a possible transaction with CEDC. CEDC will continue discussions with such parties and consideration of possible alternatives in furtherance of the interests of all CEDC stakeholders.

The terms of the Cash Option are further described in an amended and restated offering memorandum dated March 8, 2013. As further described in the amended and restated offering memorandum, the $450 million of New Secured Notes will bear interest of 8% per annum, increasing to 9% in year two and 10% in year three and thereafter. The $200 million in New Convertible Notes will bear interest of 10% per annum (payable in cash or in kind), convertible after 18 months into 20% of CEDC’s equity, increasing to 25% if converted in 2015, 30% if converted in 2016 and then 35% if converted in 2016 or thereafter.

The Company may choose to implement the restructuring pursuant to a pre-packaged chapter 11 plan of reorganization that is included with the offering materials related to the exchange offer. Any such filing would be limited solely to CEDC and CEDC FinCo. None of the Company’s Polish, Russian, Ukrainian or Hungarian operations would become the subject of any insolvency proceedings. In this scenario, the Company anticipates that all its operations would continue without interruption in the ordinary course, including the payment of all employee, vendor, and other obligations. The treatment of the creditors and stockholders would be the same under the chapter 11 plan as in the amended exchange offers, assuming that the class of Unsecured Notes votes to accept the plan. If such votes are not obtained, holders of the Unsecured Notes and existing equity would receive no recovery.

CEDC has filed today a revised Tender Offer Statement on Schedule TO, together with the Offering Memorandum and related Letters of Transmittal that are exhibits to the Tender Offer Statement on Schedule TO, with the Securities and Exchange Commission (“SEC”). Each such document, as well as any amendments, supplements or additional exhibits thereto, are available, free of charge, from the SEC’s website at www.sec.gov. Note holders are encouraged to read these documents, as they contain important information regarding the terms and conditions of the amended exchange offers and a pre-packaged chapter 11 plan of reorganization as well as certain consequences of their implementation for CEDC, the Note holders and the existing shareholders of CEDC.

Requests for the Offering Memorandum and other documents relating to the amended exchange offers may be directed to Garden City Group, the information and exchange agent for the amended exchange offers, at (800) 878-1684 (toll-free North America) or (614) 763-6110 (direct-dial toll international).

None of CEDC, CEDC Finance Corporation International, Inc., or the information and exchange agent makes any recommendation as to whether holders should tender their notes pursuant to the amended exchange offers. Each holder must make its own decision as to whether to tender its notes and, if so, the principal amount of the notes to be tendered.

This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell the notes or any other securities of CEDC.

The amended exchange offers are being made pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933. The exchange offers are only being made pursuant to the Offering Memorandum and the related Letters of Transmittal. The amended exchange offers are not being made to note holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.